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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-20357

RECEIVED FEB 28 2005 PROCESSING SECTION 105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alpine Associates, A Limited Partnership**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Union Avenue
(No. and Street)

Cresskill	**New Jersey**	**07626**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Post **(201) 871-0866**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gerald Post, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpine Associates, A Limited Partnership, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Eckert Corp., General Partner of Alpine Associates

Title

Notary Public

JOAN ... ZER
Notary Public of New Jersey
Commission Expires July 20, 2008

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Financial Condition

December 31, 2004

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Partners
Alpine Associates, A Limited Partnership:

We have audited the accompanying statement of financial condition of Alpine Associates, A Limited Partnership (a New Jersey limited partnership) (the Partnership), as of December 31, 2004. This financial statement is the responsibility of the General Partner. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alpine Associates, A Limited Partnership, as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2005

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	6,136,299
Deposits with clearing organizations		4,343,501
Securities owned, at market value (notes 4 and 6)		1,444,795,835
Investments, at fair value		69,551,902
Receivables from brokers, dealers, and clearing organizations (notes 5 and 6)*		2,741,532,348
Receivable from affiliates (note 3)		14,115
Dividends and interest receivable		7,921,417
Furniture, fixtures, and equipment, at cost, less accumulated depreciation of $551,342		200,438
Other assets		86,253
Total assets	$	4,274,582,108

Liabilities and Partnership Capital

Liabilities:		
Securities sold, not yet purchased, at market value (notes 4 and 6)	$	391,617,952
Payables to brokers, dealers and clearing organizations (notes 5 and 6)*		2,683,398,302
Payable to affiliates (note 3)		20,018,095
Dividends and interest payable		541,062
Accounts payable, accrued expenses, and other liabilities		249,156
Total liabilities		3,095,824,567
Partnership capital:		
General partner		65,349
Limited partners		1,178,692,192
Total partnership capital (note 7)		1,178,757,541
Total liabilities and partnership capital	$	4,274,582,108

* Includes $2,036,462,554 of securities borrowed which have been reloaned to other counterparties.

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Alpine Associates, A Limited Partnership (Alpine) is a limited partnership organized under the laws of New Jersey. The general partner (Eckert Corp.) is a corporation whose sole shareholder is also a limited partner.

Alpine trades securities, convertible debt, options, and futures contracts for its own account. These trading activities are primarily related to deal arbitrage.

Alpine is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Alpine has entered into a joint back-office agreement with Bear Stearns Securities Corp. to facilitate certain of its trading activities.

(2) Significant Accounting Policies

Securities

Securities transactions are recorded on a trade-date basis. Marketable securities, convertible debt, open futures contracts and options are valued at market value. Investments (including private equity and distressed debt investments), which are not readily marketable, are valued at fair value as determined by the general partner.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of 5 to 10 years.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end spot exchange rates.

Cash Equivalents

Alpine considers short-term investments with maturities of less than three months to be cash equivalents.

Taxes

In accordance with federal income tax regulations, income taxes are the responsibility of the individual partners. Consequently, no liability for federal income taxes has been reflected in the accompanying statement of financial condition. As a New Jersey limited partnership, Alpine is subject to a minimal New Jersey tax filing fee.

Preparation of a Statement of Financial Condition

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the valuation of certain investments, at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Alpine is a limited partnership, managed by the general partner. The partnership agreement provides that the compensation of the general partner shall not exceed $50,000 per year without the consent of 75% of the limited partners' interests.

An agreement exists between Alpine and an affiliate of Alpine's general partner. This affiliate (the trading advisor) provides research assistance and advice in connection with deal arbitrage transactions and trading decisions for Alpine in return for a management fee. The trading advisor is also engaged as trading advisor for six other entities in a business similar to Alpine's. Similar trading strategies may be employed by the trading advisor for these six other entities. The management fee is determined monthly and is limited to a maximum of 0.2% of Alpine's average capital balance during such month.

Pursuant to agreements between Alpine and five of the six other entities engaged in a business similar to that of Alpine (the Agreements), Alpine will share with the five other entities all realized and unrealized gains and losses derived from its distressed securities and commodity futures portfolio in order to permit such entities to participate, on a substantially parallel basis, in the economic equivalent of such investments without undue effort or expense.

Any party receiving an allocation of a participation in respect of such distressed debt or futures investments shall, at the end of each calendar month, receive from, or pay to, as appropriate, Alpine, an amount equal to any profit or loss attributable to such investments during the month. Profits and losses are allocated pro-rata among the parties based upon the underlying capital of each entity.

In accordance with the Agreements, the entities will also pay monthly interest to Alpine, an amount reflecting the use of capital for holding such investments. Interest payments are based upon the current LIBOR rate applied to Alpine's pro-rata allocation of the underlying distressed securities and futures portfolio.

An agreement exists between Alpine and another affiliate of Alpine's general partner. This affiliate (the administrative affiliate) performs various administrative services including research, back-office operations, trade executions, and other personnel services for, and furnishes office space, to Alpine. Alpine shares services provided by the administrative affiliate with six other entities engaged in a business similar to Alpine's. Alpine's cost is computed based upon an agreement among the entities.

Alpine lends cash to, and borrows cash from, certain affiliates for which Alpine collects, or pays, interest monthly on unsettled balances. All such loans are unsecured. Balances due as of December 31, 2004 are as follows:

		Balance December 31, 2004
Due from:		
Alpine Associates Offshore Fund II, Ltd.	$	14,115
Due to:		
Trading advisor	$	11,086,778
Administrative affiliate		8,164,127
General partner		21,482
Sole shareholder of general partner		144,550
Alpine Associates Offshore Fund, Ltd.		245,830
Alpine Associates II, L.P.		60,785
Alpine Partners, L.P.		126,958
Palisades Partners, L.P.		167,585
	$	20,018,095

(4) **Securities Owned and Securities Sold, Not Yet Purchased**

Securities owned and securities sold, not yet purchased, consist of trading and arbitrage securities at quoted market values and are as follows:

		Securities owned	Securities sold, not yet purchased
Equities	$	3,960,982,079	2,927,367,947
Short against the box		(2,535,749,995)	(2,535,749,995)
Options		155,000	—
Convertible bonds		19,408,751	—
	$	1,444,795,835	391,617,952

Short against the box represents securities sold, not yet purchased, for which Alpine has a corresponding securities-owned position.

(5) **Receivables from and Payables to Brokers, Dealers, and Clearing Organizations**

As of December 31, 2004, receivables from and payables to brokers and dealers included approximately $2.7 billion of securities borrowed and approximately $2.6 billion of securities loaned, respectively.

Securities borrowed and securities loaned include approximately $2.0 billion of securities borrowed which have been reloaned to other counterparties.

(6) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, Alpine's activities involve execution, settlement, and financing of various securities transactions primarily on U.S. and European stock and futures exchanges. These activities may expose Alpine to counterparty risk. Such counterparties represent principally major brokerage institutions. Alpine monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of pledged securities on a daily basis and requiring adjustments of collateral levels in the event of excess market exposure.

Alpine may be exposed to off-balance sheet market risk for securities sold, not yet purchased, should the value of such securities rise. Additionally, futures contracts are subject to market risk. Alpine monitors such off-balance sheet market risk and takes appropriate action to reduce such risk as required.

Alpine enters into exchange-traded stock index futures and stock option positions to hedge its arbitrage trading positions. Alpine will also enter into exchange-traded interest rate and foreign exchange futures to hedge interest rate and currency exposures. Alpine also enters into certain swap contracts for purposes other than hedging. All derivative instruments are recorded at fair value in the statement of financial condition. The following notional amounts of these derivatives as of December 31, 2004 are not reflected on the statement of financial condition but are indicators of the volume of transactions.

Stock Options	$ 120,320,000
Stock Index and Commodity Futures	139,991,925
Swaps	50,963,501

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require Alpine to deposit cash with the lender. With respect to securities loaned, Alpine receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. Alpine monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2004, Alpine has received securities with a market value of approximately $2.6 billion related to its securities borrowed transactions. As of December 31, 2004, Alpine has pledged securities with a market value of approximately $2.6 billion related to its securities loaned transactions.

(7) Net Capital

Alpine is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule). Under the alternative method permitted by the Rule, the required net capital, as defined, shall be the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2004, Alpine's net capital was $862,722,552, which was $862,472,552 in excess of regulatory requirements. Capital may not be withdrawn from Alpine to the extent that capital is required to maintain continued compliance with the Rule.

Proprietary accounts held at Bear Stearns Securities Corp. and Credit Suisse First Boston, LLC (collectively, "the Brokers") (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between Alpine and the Brokers, which requires, among other things, the Brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

(8) Fair Value of Financial Instruments

Substantially all assets and liabilities are carried at fair value.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

The Partners
Alpine Associates, A Limited Partnership:

In planning and performing our audit of the financial statements and supplemental schedules of Alpine Associates, A Limited Partnership, (the Partnership) for the year ended December 31, 2004, we considered the Partnership's internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The General Partner is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, Limited Partners, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

KPMG LLP

February 21, 2005